SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ___ )1

JLM Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

46621D 10

(CUSIP Number)

June 28, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in pa prior cover page.

The Information required in the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 46621D 10	Page 2 of 5

1	NAME OF REPORTING PERSON

Derry B. Macdonald

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 1,349,500 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,349,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.3%

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 46621D 10	Page 3 of 5

     This Schedule 13G is being filed on behalf of Derry B. Macdonald (the “Reporting Person”) relating to securities of JLM Industries, Inc., a Florida corporation (the “Issuer”). The Reporting Person previously filed a Schedule 13D on February 2, 1999 relating to these securities. This Schedule 13G is filed in lieu of an amendment to such Schedule 13D as provided in Release No. 34-39538.

Item 1.	(a) Name of Issuer:

JLM Industries, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices:

8675 Hidden River Parkway Tampa, Florida 33637

Item 2.	(a) Name of Person Filing:

Derry B. Macdonald

Item 2.	(b) Address of Principal Business Office or if None, Residence:

1047 Royal Pass Road Tampa, Florida 33602

Item 2.	(c) Citizenship:

United States of America

Item 2.	(d) Title of Class of Securities:

Common Stock, par value $0.01

Item 2.	(e) Cusip Number:

46621D 10

CUSIP No. 46621D 10	Page 4 of 5

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is 9:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

(a)	Amount Beneficially Owned (describe): 1,349,500

(b)	Percent of Class: 15.3%, based on the 8,833,017 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending June 30, 2001.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,349,500

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

CUSIP No. 46621D 10	Page 5 of 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item. 10.	Certification (see Rule 13d-1(b) and (c)):

By signing below, I certify that to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effective of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2001

/s/ Derry Macdonald

Signature

Derry B. Macdonald

Name/Title